UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
[ ] Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instruction 1(b).
1. Name and Address of Reporting Person
   RAINBOLT, DAVID E.
   6226 N. RIVIERA
   OKLAHOMA CITY, OK USA 73126
2. Issuer Name and Ticker or Trading Symbol
   ZYMETX, INC. ZMTX
3. IRS Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Year
   01/31/01
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (x) Director  ( ) 10% Owner ( ) Officer (give title below)
   ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check applicable line)
   (x) Form Filed by One Reporting Person
   ( ) Form Filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
COMMON STOCK, par value    | [1]  |    | |                  |   |           |7813               |I     |TREND VENTURE CORP. [2]    |
$.001                      |      |    | |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Incentive Stock       |2.00    |1/19/|J [3| |           |   |8/18/|8/18/|COMMON      |25000  | [5]   |25000       |D  |            |
Options 8-98          |        |01   |]   | |           |   |99 [4|08   |STOCK, par  |       |       |            |   |            |
                      |        |     |    | |           |   |]    |     |value $.001 |       |       |            |   |            |
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Explanation of Responses:
1. No transactions for the period of this report.
2. Trend Venture Corp.
3. Exercise Price of Derivative Security repriced from $4.94 per share to $2.00 per share.
4. Vests at a rate of 33 1/3% per year on August 18, 1999, August 18, 2000, and August 18, 2001.
5. Issued under the ZymeTx, Inc. Directors Stock Option Plan in consideration of Mr. Rainbolt's service as a Director of the Issuer.

/s/ David E. Rainbolt
SIGNATURE OF REPORTING PERSON
/Signature/

DATE
2/12/01